                            DETECTION SYSTEMS, INC.
                             130 PERINTON PARKWAY
                            FAIRPORT, NEW YORK 14450



                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                       EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER
                               ----------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE CURRENTLY BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


     This Information Statement (the "Information Statement") is being mailed on or about January 17, 2001 to the holders of record of the shares of the common stock, par value $.05 per share (the "Shares"), of Detection Systems, Inc. (the "Company"). It is being furnished in connection with the appointment of certain designees of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent") to the Board of Directors of the Company (the "Designees").


     The Company entered into an Agreement and Plan of Merger, as amended, (the "Merger Agreement") dated as of December 10, 2000 with Parent, to which Bosch Security Systems Corporation, a New York corporation and wholly owned subsidiary of Parent ("Purchaser"), subsequently became a party. The Merger Agreement was included as Exhibit 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission ("SEC") on December 20, 2000 and is incorporated herein by reference.


     Pursuant to the Merger Agreement, on December 20, 2000 Purchaser commenced a tender offer (the "Offer") to purchase all of the outstanding Shares at a price of $18 per Share, net to the seller in cash, and, after satisfaction of certain conditions set forth in the Merger Agreement, Purchaser shall be merged with and into the Company.


     The Merger Agreement provides that promptly after the acquisition by Purchaser or its affiliates of at least a majority of the outstanding Shares, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, to the Company's Board of Directors (the "Board") as is equal to the product of the total number of directors on the Board (giving effect to the increase in the size of such Board by the Company in connection with such designation) multiplied by the percentage that the number of Shares beneficially owned by Purchaser bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent, promptly either (at the election of the Company) increase the size of the Board or use its best efforts to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Designees to be elected to the Board and the Company shall take all actions available to the Company to cause such Designees to be so elected or appointed. At such time, the Company shall also take all action necessary to cause Persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such subsidiary board.


     No action is required by the shareholders of the Company in connection with the appointment of the Designees to the Board. Under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company must mail to its shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors because such change in control shall not occur at a shareholder meeting.

     The principal executive office of the Company is located at 130 Perinton Parkway, Fairport, New York 14450. As of January 10, 2001 there were 6,738,515 Shares outstanding. Shareholders are entitled to one vote for each share owned.



                                  DESIGNATION

     The Board is currently composed of five (5) directors. If Purchaser or an affiliate thereof acquires a majority of the outstanding Shares in connection with the Offer, the Company intends to expand or decrease the size of the Board in accordance with the Merger Agreement such that Parent can designate such proportion of directors described above. Under New York law and the Company's By-Laws, as amended by the Board on February 21, 2000, the size of the Board may be increased or decreased from time to time by the Board, and any newly created position resulting from such increase may be filled by a majority vote of the Board.

     Upon acquisition of such majority by Purchaser, Parent intends to designate and has agreed to designate from among the following Designees an appropriate number of persons to the Board. Such election shall result in a change of control of the Company. If Purchaser does not acquire such majority of the Shares, no change in control will occur.

     The Designees may take office at any time following their election, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to its shareholders of record who would be entitled to vote at a meeting for election of directors.

     The following table sets forth the full name, age and 5 year business experience of each Designee. Parent has informed the Company that, to the best of its knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.




NAME AND AGE               BUSINESS EXPERIENCE
------------------------   ------------------------------------------------------------------------
Diethelm Harenberg, 58     Member of the Board of Management of Bosch Telecom GmbH since
                           1995.

Uwe Glock, 42              President of Bosch Telecom GmbH's Security Systems product division since July 1998. Sales Director of Bosch Telecom GmbH's Security
                           Systems product division prior to July 1998.

Peter Ribinski, 45         Technical Director of Bosch Telecom GmbH's Security Systems product division since 1995.

Christoph Ziegler, 42      Commercial Director of Bosch Telecom GmbH's Security Systems
                           product division since August 1999. Manager with sales responsibilities of Signalbau Huber AG from May 1998 to February 1999. Manager of
                           Signalbau Huber AG from February 1998 to May 1998. Commercial
                           Director of Radiocom AG, Switzerland, prior to February 1998.

Bernd Riedemann, 47        Director of the German Sales Office of Bosch Telecom GmbH's Security
                           Systems product division since 1998. Employed in the Domestic Sales
                           Integrated Supply Product Division of Bosch Telecom's Security Systems
                           Division until 1998.

Peter Nippraschk, 59       Director of the German Sales Office of Bosch Telecom GmbH's Security
                           Systems product division since 1995.

Walter Brenninger, 59      Director of the German Sales Office of Bosch Telecom GmbH's Security
                           Systems product division since 1995.

Detlef Geis, 48            Director of the German Sales Office of Bosch Telecom GmbH's Security
                           Systems product division since 1995.

NAME AND AGE                 BUSINESS EXPERIENCE
--------------------------   --------------------------------------------------------------------------
Bernd Seibt, 56              Director of the German Sales Office of Bosch Telecom GmbH's Security
                             Systems product division since 1995.

Wolfgang Mohr, 51            Director of the German Sales Office of Bosch Telecom GmbH's Security
                             Systems product division since 1995.

Volker Schleenbecker, 46     Director of the German Sales Office of Bosch Telecom GmbH's Security
                             Systems product division since 1995.

Boris Gleissner, 38          Member of Mergers and Acquisitions Group of Parent since
                             September 2000. Corporate Controller of Parent from September 1998 to September 2000. Financial Director of Robert Bosch (France) SA
                             until September 1998.

Dr. Heiko Carrie, 38         Senior Legal Counsel in the Corporate Legal Department of Parent
                             since March 1998. Partner at the law firm of Illert, Bernstorff & Zapp in
                             Munich, Germany from February 1995 to February 1998.

Gary Saunders, 57            Director, President and Treasurer of Purchaser since December 2000.
                             Executive Vice President of Robert Bosch Corporation since 1991.

Luke Baer, 50                Director, Vice President and Secretary of Purchaser since
                             December 2000. Vice President since 1995 and General Counsel and
                             Secretary since 1992 of Robert Bosch Corporation.

                   CURRENT DIRECTORS AND EXECUTIVE OFFICERS
                                 OF THE COMPANY

     Pursuant to the provisions of the Company's By-Laws, as amended and restated by the Board on February 21, 2000, each officer shall hold office for one year and until such officer's successor has been elected and qualified and each director shall hold office until the next annual meeting and until the director's successor has been elected and qualified.

     Following are the names, ages and business experience during the past 5 years of the Company's current directors and executive officers.

     Donald R. Adair, age 56, has been a director of the Company since 1991. Mr. Adair serves on the Audit, Compensation and Stock Option Committees of the Board. He is a principal of Adair Law Firm, which was established in 1988 and focuses on serving businesses in Rochester, New York. Mr. Adair is also a director of Stone Construction Equipment, Inc., in Honeoye, New York, and Victor Insulators, Inc. in Victor, New York.

     Mortimer B. Fuller III, age 58, has served as director of the Company since 1990. Mr. Fuller serves on the Audit, Compensation and Stock Option Committees of the Board. Since 1977, Mr. Fuller, has been Chairman and CEO of Genessee & Wyoming, Inc., which owns and operates shortline railroads and provides related services to railroads and shippers.

     Karl H. Kostusiak, age 61, is a founder of the Company and has served as the Chief Executive Officer and President of the Company since its establishment in 1968. He has been a director of the Company since 1968 and also serves as Chairman of the Board.

     David B. Lederer, age 60, is also a founder of the Company and served as the Company's Executive Vice President from 1968 until April 1998. In April 1998, he reduced his employment to half-time and served as Vice President, Business Development until April 2000, when he returned to his prior full-time position as Executive Vice President.

     Edward C. McIrvine, age 66, has been a director of the Company since 1981. Dr. McIrvine serves on the Audit, Compensation and Stock Option Committees of the Board. Since 1987, he has been a self-employed research and development management consultant and, from 1987 through 1991, he served as Dean of the College of Graphic Arts and Photography at the Rochester Institute of Technology in Rochester, New York.

     George E. Behlke, age 43, has been the Company's Vice President of Operations since April 1998 and also assumed responsibilities as the Company's General Manager, Asia in May 2000. Mr. Behlke was also Vice President of Engineering from May 1995 to June 1999 and Engineering Manager from 1984 to April 1995.


     Christopher P. Gerace, age 33, has been the Company's Chief Accounting Officer since 1997, and was also promoted to Vice President in 1999. Mr. Gerace was employed by the accounting firm of Price Waterhouse, LLP from 1989 to 1997.



     Frank J. Ryan, age 46, has been the Company's Vice President, Secretary and Treasurer since 1988.


     Jeffrey M. Swan, age 35, has been Vice President of Engineering since June 1999. Mr. Swan has been employed by the Company in various engineering positions since 1992.


     Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.



                         MANAGEMENT SECURITY OWNERSHIP


     The following table shows: (i) the names and principal business addresses of the Company's directors and executive officers provided herein (ii) the number of Shares that such persons beneficially owned or had the right to acquire beneficial ownership of as of, or within sixty days of, January 10, 2001; and (iii) the percentage of the Company's outstanding Shares that such ownership constitutes. The principal business address of Messrs. Behlke, Gerace, Kostusiak, Lederer and Ryan is that of the Company. The Designees do not beneficially own any Shares, except that certain of the Designees may be deemed to beneficially own Shares held by Parent and Purchaser, as listed under "Principal Shareholders."

                                               AMOUNT AND
                                               NATURE OF
NAME AND ADDRESS                               BENEFICIAL             PERCENT OF
OF BENEFICIAL OWNER                           OWNERSHIP(1)              SHARES
--------------------------------------   -------------------------   -----------
     Donald R. Adair                              3,549(2)                  *
     Adair Law Firm
     30 Corporate Woods,
     Suite 280
     Rochester, NY 14623

     George E. Behlke                            76,824(3)(4)             1.1%

     Mortimer B. Fuller, III                      5,645                     *
     Chairman & CEO
     Genesee & Wyoming, Inc.
     66 Field Point Road
     Greenwich, CT 06830

     Christopher P. Gerace                       18,000(3)                  *

     Karl H. Kostusiak                          579,561(3)-(5)            8.4%

     David B. Lederer                           298,502(4)-(6)            4.4%

     Edward C. McIrvine                           6,000(3)                  *
     1213 Forest Hill Drive
     Hendersonville, NC 28791

     Frank J. Ryan                               78,202(3),(4),(7)        1.2%

     All Directors and Executive              1,077,133(2)-(7)           16.6%
       Officers as a Group (9 persons)

FOOTNOTES:

*     Percentage of Shares owned is less than 1%.

(1) Owner possesses both sole voting and investment powers for all Shares listed, except as indicated in notes (2)-(7) below.

(2) Includes 1,173 Shares held in custodianship for Mr. Adair's children under the Uniform Gifts to Minors Act of New York, for which Mr. Adair disclaims beneficial ownership.

(3)   Includes 38,650, 18,000, 16,000, 2,000, 6,990 and 90,240 Shares which may be acquired upon exercise of warrants and options held by Messrs. Behlke, Gerace, Kostusiak, McIrvine, Ryan and all directors and executive officers as a group, respectively.

(4)   Includes 9,234, 179,840, 117,465, 8,492 and 315,031 hypothetical shares credited to the accounts of Messrs. Behlke, Kostusiak, Lederer and Ryan and all directors and executive officers as a group, respectively, pursuant to the Company's deferred compensation plans.

(5) Messrs. Kostusiak and Lederer have entered into a Voting and Option Agreement dated December 10, 2000, with Parent (the "Voting and Option Agreement") with respect to 383,721 and 203,037 Shares directly held by them. A complete copy of the Voting and Option Agreement was included as an exhibit to the Amended Schedule 13D filed by Mr. Kostusiak with the SEC on December 13, 2000. On January 16, 2001, Mr. Lederer donated 30,000 of such Shares to the Rochester Area Community Foundation (the "RACF").

(6) Includes 40,000 Shares owned by the Lederer Family Limited Partnership, in which Mr. Lederer and his spouse share equal voting and investment powers, and 20,000 Shares owned by Mr. Lederer's spouse, who owns sole voting and investment power over such Shares.

(7) Includes 810 Shares held in trust for Mr. Ryan's son under the Uniform Gifts to Minors Act of New York, for which Mr. Ryan disclaims beneficial ownership.

As a result of the Voting and Option Agreement and the subsequent transfer of Shares by Mr. Lederer to RACF, Messrs. Kostusiak and Lederer, Parent, Purchaser and RACF may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act. Under Exchange Act Rule 13d-5(b)(1), each member of such group would be deemed to beneficially own all Shares owned by each other member of such group. Thus, each of Messrs. Kostusiak and Lederer, Parent, Purchaser and RACF may be deemed to own 2,831,317 Shares, constituting 32.7% of the outstanding Shares. Messrs. Kostusiak and Lederer and RACF expressly declare that the filing of this Information Statement shall not be construed as an admission, for the purposes of Sections 13(d) and (g) of the Exchange Act, that any such person is the beneficial owner of any securities owned by any other person.

                            PRINCIPAL SHAREHOLDERS

     The following table lists all persons or groups of persons who, to the Company's knowledge based on reports filed with the SEC, beneficially own more than 5% of the Company's outstanding Shares as of January 10, 2001. The share ownership information for Mr. Kostusiak is given under "Management Security Ownership."



                                                  AMOUNT AND
NAME AND ADDRESS                               NATURE OF SHARES       PERCENT
OF BENEFICIAL OWNER                           BENEFICIALLY OWNED     OF SHARES
------------------------------------------   --------------------   ----------
Ultrak, Inc. and Security Warranty, Inc.           1,335,100(1)         19.8%
301 Waters Ridge Drive
Lewisville, TX 75057

Robert Bosch GmbH                                  1,923,254(2)         22.2%
Robert Bosch Platz 1
70839 Gerlingen Schillerhoehe
Germany

and

Bosch Security Systems Corporation
c/o Coudert Brothers
1114 Avenue of the Americas,
New York, New York 10036

Dimensional Fund Advisors, Inc.                      388,872(3)          5.8%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

USGM Securities, Inc.                                357,456(4)          5.3%
51 East Market Street
Corning, NY 14830

FOOTNOTES:

(1) Ultrak's and Security Warranty's share holdings are as reported on the amended Schedule 13D jointly filed on December 11, 2000. Security Warranty directly owns 1,335,000 Shares and Ultrak, its parent, directly owns 100 Shares.

(2) Parent's and Purchaser's Share holdings are as reported in the Schedule 13D jointly filed on December 20, 2000. Parent directly owns 197,900 of such Shares. In addition, Purchaser has the option to acquire 1,138,526 and 586,758 Shares pursuant to the Stock Option Agreement, dated December 10, 2000, between Parent and the Company (the "Stock Option Agreement") and the Voting and Option Agreement respectively. Parent subsequently assigned all of its rights and obligations under such agreements to Purchaser.

(3) Dimensional Fund Advisors' Share holdings are as reported on the Schedule 13G it filed on February 3, 2000.

(4) Includes 13,085 Shares (representing less than 1% of the Shares) owned by USGM Securities' parent, John G. Ullman & Associates, Inc., P.O. Box 1424, Corning, NY 14830. Such holdings are as reported in a Schedule 13G filed jointly by those companies on February 8, 2000.


     As a result of the Voting and Option Agreement and the subsequent transfer of Shares by Mr. Lederer to RACF, Messrs. Kostusiak and Lederer, Parent, Purchaser and RACF may be deemed to have formed a "group" within the meaning of
Section 13(d) of the Exchange Act. Under Exchange Act Rule 13d-5(b)(1), each member of such group would be deemed to beneficially own all Shares owned by each other member of such group. Thus, each of Messrs. Kostusiak and Lederer, Parent, Purchaser and RACF may be deemed to own 2,831,317 Shares, constituting 32.7% of the outstanding Shares. Messrs. Kostusiak, Lederer and RACF expressly declare that the filing of this Information Statement shall not be construed as an admission, for the purposes of Sections 13(d) and (g) of the Exchange Act, that any such person is the beneficial owner of any securities owned by any other person. RACF's address is 500 East End Avenue, Rochester, NY 14607-1912.

     On June 30, 2000, Ultrak, Inc. filed a purported shareholder derivative action in federal district court in Rochester, New York against all five members of the Company's Board of Directors and the Company as a nominal defendant. On October 25, 2000 Ultrak voluntarily dismissed lawsuit, with the approval of the court on the ground that it was moot. Ultrak has filed a motion seeking to recover from the Company approximately $350,000 in attorney's fees and expenses related to the action. The Company intends to contest any claim by Ultrak for an award of its fees and expenses.


                       BOARD OF DIRECTORS AND COMMITTEES


     The Company's Board of Directors has Audit, Compensation and Stock Option Committees. The Board does not have a Nominating Committee.


     The Audit Committee was composed of Messrs. Adair, Fuller and McIrvine for the fiscal year 2000, with Dr. McIrvine serving as Chairman. The Audit Committee reviews reports of the Company's financial condition, financial controls and accounting procedures. The Committee also approves and oversees services performed by, and serves as an interface between, the Company and its independent auditors. This Committee met four times during the last fiscal year.


     The Compensation Committee was composed of Messrs. Adair, Fuller and McIrvine for fiscal 2000, with Mr. Adair serving as Chairman. This Committee is responsible for developing general compensation policies, establishing and administering compensation plans and programs in which officers participate and determining specific compensation arrangements for the Company's executive officers. In addition to numerous informal communications, the Committee had two formal meetings during fiscal 2000.


     The Stock Option Committee was composed of Messrs. Adair, Fuller and McIrvine for fiscal 2000, with Mr. Adair serving as Chairman. The Committee is responsible for granting options pursuant to the Company's Employee Stock Option Plans. The Committee met four times during the past fiscal year.


     During fiscal 2000, the Board of Directors held four regular meetings and six special meetings. Each director attended at least 75% of the aggregate of all meetings of the Board of Directors and of each committee on which he served during the fiscal year.


     Directors who are not employees of the Company were each paid an annual fee of $12,000 as well as $1,000 plus travel expenses, if any, for each day on which they attended Board meetings. These directors received $500 for Board meetings held by teleconference. Messrs. Adair and McIrvine were each paid annual fees of $8,000 for their service as Chairmen of the Company's Compensation and Audit Committees of the Board of Directors. No fees were paid to Mr. Adair for his services as Chairman of the Stock Option Committee. In addition, the non-employee directors were each awarded a 2,000 share stock option under the Company's Non-Employee Director Stock Option Plan. Except as described in this paragraph, no director received any compensation for attending any Board or committee meeting.


                  COMPLIANCE WITH EXCHANGE ACT SECTION 16(a)


     To the Company's knowledge, based solely on review of Forms 3, 4 and 5 filed under Section 16(a) of the Securities Exchange Act of 1934, as amended, and amendments thereto, all Section 16(a) filing requirements applicable to the officers, directors and other principal shareholders of the Company were complied with during fiscal 2000.

                            EXECUTIVE COMPENSATION


                           SUMMARY COMPENSATION TABLE


     The following table sets forth information with respect to the compensation of the Company's Chief Executive Officer and four other most highly compensated executive officers serving at the end of fiscal 2000 for services in all capacities to the Company for the fiscal years 1998, 1999 and 2000.




                                                         ANNUAL                                     LONG-TERM
                                                      COMPENSATION                                COMPENSATION
                                  -----------------------------------------------------   -----------------------------
                                                                          OTHER ANNUAL      SECURITIES      ALL OTHER
                                      FISCAL        SALARY      BONUS     COMPENSATION      UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION            YEAR          ($)         ($)         ($)(1)        OPTIONS (#)        ($)(3)
-------------------------------   -------------   ---------   --------   --------------   -------------   -------------
Karl H. Kostusiak                      2000         333,795          0      68,138                 0           4,859
Chairman and CEO                       1999         325,714     89,740        -- (2)               0           5,816
                                       1998         240,504          0      35,814            20,000           2,640

George E. Behlke                       2000         146,393          0        -- (2)           5,000           2,686
Vice President,                        1999         141,116     21,538        -- (2)          15,000           2,554
Operations & General Manager,          1998         114,324          0        -- (2)          10,000           2,734
Asia

David B. Lederer                       2000         133,522          0      33,824                 0           3,011
Executive Vice President               1999         124,352        474      32,003                 0           3,100
                                       1998         192,418          0      32,865            10,000           2,525

Frank J. Ryan                          2000         130,702          0        -- (2)           2,000           2,386
Vice President,                        1999         130,701     14,358        -- (2)               0           2,492
Secretary & Treasurer                  1998         113,788          0      13,874             5,000           2,616

Christopher P. Gerace                  2000         102,403          0        -- (2)          10,000           1,913
Vice President & Chief                 1999          88,615      7,179        -- (2)          10,000           1,586
Accounting Officer                     1998(4)       44,034          0        -- (2)          10,000             333

FOOTNOTES:

(1) During fiscal 2000, $43,051 and $15,487 were paid toward life, disability and long term care insurance premiums for the benefit of Messrs. Kostusiak and Lederer, respectively. Mr. Lederer was reimbursed $13,254 for car and gas expenses.

(2)   Values are less than the minimum amount required to be reported.

(3) Represents contributions by the Company to accounts of the named executive officers under the Company's 401(k) retirement savings plan.

(4) Mr. Gerace was hired by the Company on September 1, 1997 and thus was only employed for part of fiscal 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR


     The following table provides information regarding stock options granted to named executive officers during the fiscal year 2000. Each grant was for incentive stock options to purchase Shares under the Company's 1992 or 1997 Stock Option Plans. These options are exercisable 40% after one year, 60% after two years, 80% after three years and 100% after four years, and each is subject to full vesting upon a change in ownership of the Company. The Company did not grant any stock appreciation rights during fiscal 2000.





                                                                                 POTENTIAL REALIZABLE VALUE
                   NUMBER OF                                                     AT ASSUMED ANNUAL RATES OF
                   SECURITIES     PERCENT OF TOTAL                                STOCK PRICE APPRECIATION
                   UNDERLYING     OPTIONS GRANTED     EXERCISE OR                     FOR OPTION TERM
                    OPTIONS         TO EMPLOYEES      BASE PRICE     EXPIRATION   -----------------------
NAME              GRANTED (#)      IN FISCAL YEAR       ($/SH)          DATE        5% ($)       10% ($)
----             -------------   -----------------   ------------   -----------   ----------   ----------
K. Kostusiak              0                0                 0            N/A          N/A        N/A
G. Behlke             5,000             5.74%           $ 9.75        8/11/04       $13,469      $29,762
D. Lederer                0                0                 0            N/A          N/A         N/A
F. Ryan               2,000             2.30%           $ 9.75        8/11/04       $ 5,387      $11,905
C. Gerace            10,000            11.48%           $ 9.75        8/11/04       $26,937      $59,525

              EXERCISED OPTIONS AND FISCAL YEAR-END OPTION VALUES


     The following table sets forth the options exercised during the fiscal year 2000 and the unexercised options held as of March 31, 2000 by the Company's named executive officers. The value of the underlying securities was determined by subtracting the exercise price from the market value at year end. The market price of the Shares on March 31, 2000 was $9.688 per Share. The Company has not granted any stock appreciation rights.




                                                         NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                     SHARES                             UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                   ACQUIRED ON         VALUE          OPTIONS AT MARCH 31, 2000             ON MARCH 31, 2000
NAME              EXERCISE (#)     REALIZED ($)     EXERCISABLE/UNEXERCISABLE (#)     EXERCISABLE/UNEXERCISABLE ($)
----             --------------   --------------   -------------------------------   ------------------------------
K. Kostusiak              0                 0                12,000/8,000                         N/A
G. Behlke             3,000           $10,815               19,720/19,930                     $2,753/$4,130
D. Lederer                0                 0                 6,000/4,000                         N/A
F. Ryan               2,250           $ 6,845                 4,752/4,438                         N/A
C. Gerace                 0                 0               10,000/20,000                     $2,001/$3,002

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is responsible for
(a) establishing general compensation policies, (b) establishing and administering compensation plans and programs in which officers participate and
(c) establishing the specific compensation arrangements for the Company's executive officers. The members of this Committee also serve on the Stock Option Committee under the Company's 1992 and 1997 Stock Option Plans.


              COMMITTEE OBJECTIVES CONCERNING EXECUTIVE OFFICERS

     The Compensation Committee has sought four key objectives for the Company's executive compensation plans, programs and arrangements. These are to
(a) tie executive compensation to the Company's financial performance, (b) encourage equity ownership in the Company by all executives, (c) tie executive compensation programs to the achievement of long-term Company strategic objectives, and (d) provide overall executive compensation that will attract and retain an effective management team. The Committee recognizes that different plans or arrangements will serve one or more of those objectives in varying degrees, that the relative significance of the stated objectives may shift from time to time, and that new objectives may arise and become important.

     Since fiscal 1999, two additional factors have affected the Committee's determinations: (1) the Company's continuing expansion activities and a need to motivate management personnel at various places around the world; and (2) the need to continue working toward long-term succession of management. Various changes have been made or proposed in compensation arrangements during this period to respond to these issues.


                             EMPLOYMENT AGREEMENTS

     In 1988, the Company entered into five-year employment agreements with Messrs. Kostusiak and Lederer. Each year thereafter, the agreements have been re-examined, reviewed and revised as appropriate and then re-executed for a new five-year period.


           TYING COMPENSATION TO THE COMPANY'S FINANCIAL PERFORMANCE

     Among other goals, the employment agreements seek to create a strong tie between the compensation of Messrs. Kostusiak and Lederer and the Company's financial performance. Mr. Kostusiak's agreement pursues this goal by providing for an opportunity for an annual cash bonus based on pre-tax profits. This bonus program was also made available to other full-time executive officers and key personnel of the Company with the goal of aligning their compensation to the Company's financial performance. From April 1998 to April 2000, Mr. Lederer was not eligible for payment under this program due to his part-time employment. Mr. Lederer again became eligible for the program in April 2000, when he resumed full-time employment. During fiscal 1998, in response to the Company's growth, the pre-tax profit threshold was changed from a fixed dollar amount ($2,000,000) to 4% of net sales, with no bonus for profits below 4% of sales. This bonus is intended to provide incentives for managing the Company's financial performance toward having pre-tax profits significantly exceed 4% of sales.

     During fiscal 1998, the Committee eliminated a previously used stock bonus plan for executives and reverted to the use of stock options. In that year, for the first time since 1987, stock options were granted to Messrs. Kostusiak and Lederer for the purchase of 20,000 and 10,000 Shares, respectively, of stock at a price of $14.75 per share. No options were granted to Mr. Kostusiak in fiscal 1999 or in fiscal 2000.

     Executive officers who do not participate in the Company's annual cash bonus program participate in the Company's general profit sharing plan, which is available to most U.S. based employees. This plan, which was revised at the beginning of fiscal 1999, provides a quarterly distribution of 4% of pre-tax profits in excess of 4% of net sales. No executive officers were eligible for payment under this general profit sharing plan in fiscal 2000.

     The Committee believes that the bonus provisions of the employment agreements generally functioned as intended during the past three years. In particular, Mr. Kostusiak's bonus compensation was as follows:




 FISCAL YEAR     CASH BONUSES         SALES         4% OF SALES     PRE-TAX PROFIT
-------------   --------------   ---------------   -------------   ---------------
 2000               $     0       $141,918,000      $5,676,720        $5,585,000
 1999               $89,740       $138,045,000      $5,521,800        $7,307,000
 1998               $     0       $126,343,000      $5,053,720        $2,337,000

                        EQUITY OWNERSHIP BY MANAGEMENT


     Since the Company's founding in 1968, Messrs. Kostusiak and Lederer have each owned a substantial number of Shares of the Company. Over the years, other officers have been granted opportunities to acquire stock through stock options and bonus stock programs. Under the Company's current stock option plan, options are granted at exercise prices that equal fair market value of the option Shares on the date of grant, and the option rights vest incrementally over a span of four years. From time to time, the Stock Option Committee grants options under the plan to Company executives and other key employees and, as noted above, in fiscal 1998, a 20,000-share option was granted to Mr. Kostusiak. The Committee believes that the options themselves, even when unexercised, provide incentives for key personnel to improve shareholder value, since only then will the options become valuable.


                  ACHIEVEMENT OF LONG-TERM COMPANY OBJECTIVES


     The Committee believes providing executive officers an opportunity to own substantial equity positions in the Company provides a considerable incentive for them to pursue the Company's long-term strategic objectives. The Committee further believes that the Company's longstanding employment contracts with Messrs. Kostusiak and Lederer provide additional such incentives. These contracts were initially entered into in 1988 and are the product of lengthy negotiations between the Compensation Committee and such executives.


     In 1996, retirement provisions were added to these employment contracts, which require the Company to pay retirement benefits to such executives, beginning at a specified age. In addition to providing incentives to pursue the Company's long-term objectives, these retirement provisions help provide for an orderly transition plan for the Company's senior management.


     In addition, the Committee increased Mr. Kostusiak's base salary by 3% during fiscal 2000 and continued the extended non-competition commitment from him which was first implemented in fiscal 1999. The Committee determined that any pay increase above the modestly increased base pay should be derived from the cash bonus plan, which is based on pre-tax profits as described above.


     As part of the continuing development of a long-term succession plan, the Committee continues to consider implementation of certain trusts for holding Company assets that are intended to fund deferred compensation obligations and other benefit commitments. While those assets might continue to be subject to the claims of Company creditors, the use of such trusts could become a helpful part of the overall retirement and management transition plan.


     For a description of the current executive agreements, see "Executive Agreements" and "Retirement Benefits" below.

                      ATTRACTING AND RETAINING MANAGEMENT

     The Committee believes that the Company is attracting and retaining effective management personnel and that the Company's approach to executive compensation continues to be appropriate for achieving that objective. The Committee anticipates that, from time to time, independent studies of the Company's overall executive compensation and other investigations will be conducted so as to test the Company's compensation approach against compensation programs offered by others.


                                        COMPENSATION COMMITTEE
                                        Donald R. Adair, Chairperson
                                        Mortimer B. Fuller, III
                                        Edward C. McIrvine


                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     The members of the Compensation Committee of the Board of Directors are Messrs. Adair, Fuller and McIrvine. None of these directors received any compensation from the Company other than their fees and stock options as directors of the Company.


                             EXECUTIVE AGREEMENTS

     On September 27, 2000, the Company amended its employment agreements with Messrs. Kostusiak and Lederer (the "Executive Agreements"). The Company's Form 8-K filed with the Securities and Exchange Commission on September 27, 2000 includes complete copies of the amended agreements.

     The current Executive Agreements terminate in July 2005. Mr. Lederer's employment commitment was reduced to half-time in April 1998. Mr. Lederer resumed full-time employment as the Company's Executive Vice President in April 2000, and his Executive Agreement was amended accordingly.

     The Executive Agreements provide for severance benefits under certain circumstances. The terms "change in control," "cause," "disability" and "potential change in control" are used in this section with the meanings set forth in the Executive Agreements. The Executive Agreements terminate the executive's employment upon his death or permanent disability and provide that disability income will be paid during disability, until retirement (normally the January 1 after the executive's 68th birthday) and then a retirement wage benefit will be paid for the executive's life and to any surviving spouse for life (see "Retirement Benefits" below).

     Under the Executive Agreements, if the Company terminates the executive's employment without cause, the Company must continue compensation and benefits to the executive for the then remaining balance of the five year term of employment or for a period of three years from the date of termination, whichever is longer. The continuation of compensation and benefits includes the executive's base salary plus participation in all applicable executive incentive compensation plans and fringe benefit packages. The Company thereafter must pay non-competition fees as described below and retirement benefits as described under "Retirement Benefits."

     If the Company terminates Mr. Kostusiak's or Mr. Lederer's employment for cause, the terminated executive will receive the same compensation and benefits for the remaining balance of the five year term of employment or for a period of three years from the date of termination, whichever is longer, plus non-competition fees and benefits, retirement benefits and possible disability benefits. This compensation and benefits will be reduced by any monetary damage suffered by the Company due to the cause.

     The Executive Agreements provide that each executive may not compete with the Company during the term of his full-time employment and thereafter. In exchange for the executive's agreement not to compete with the Company following the term of employment, the executive is entitled to receive a one time non-competition fee equal to twice the highest annual cash compensation (including base salary and cash bonus) he received during the three-year period immediately preceding the date his employment is terminated and, beginning on the retirement date, the retirement wage benefit described below.

     If a majority of the Company's outside Directors determines that a "potential change in control" has occurred, the Company must transfer to an escrow account an amount in cash sufficient to fund (or an amount in cash sufficient to purchase an annuity to fund) the following payments and benefits:
(a) the executive's base salary through the termination date, as in effect at the time of termination or at the time the change in control occurs, whichever is higher, and any bonus earned by the executive but not yet paid; (b) an amount equal to three times the highest total cash compensation (including base salary and bonuses) paid to the executive in any of the Company's preceding three fiscal years; (c) an amount equal to the total amounts that would have been expended for benefits over the next three years if the executive had continued as an employee; (d) an acceleration of the right to exercise all rights or options he then holds to acquire the Company's Shares, upon which he may either (x) exercise the rights and options or (y) elect to receive cash for the aggregate spread between the exercise price and the then market value for the stock; (e) assignment to the executive of all rights in certain life insurance policies then held by the Company on the executive's life; (f) reimbursement for any amount of excise taxes he might have to pay on his receipt of items (a) through (e), such that the Company bears all direct and indirect costs of any such excise taxes; (g) the executive's non-competition fees; and (h) the executive's retirement payments and benefits(1) (as described more fully below). The aggregate amount of the payments described in (a) through (g) above may not exceed 2.77% and 2.23% for Messrs. Kostusiak and Lederer, respectively, of the Company's market capitalization at the time they are transferred to the escrow account.

     If the Board determines that there is a "potential change in control," the Company must transfer to an escrow account a cash amount sufficient to fund the executives' change in control payments. The value of such payments would be equal to 2.77% and 2.23% of the market capitalization of the Company at the time of transfer for Messrs. Kostusiak and Lederer, respectively. For example, assuming the Company's market capitalization is equal to its market capitalization of $120,659,850 as of January 10, 2001, on the date of transfer, the Company would be required to transfer to an escrow account $3,342,278 and $2,690,715 to fund change in control payments for Messrs. Kostusiak and Lederer, respectively. The actual amounts to be transferred to the escrow account may be significantly different than these amounts, because they would depend upon the Company's market capitalization at the time of transfer.

     If a change in control occurs, the Company or the executive(2) may give notice to start running a six month termination period. If the executive's employment is terminated by the Company or the executive during that six month period, the executive would be entitled to receive the amounts then held in the escrow account. Such amount paid to the executive will be subject to the market capitalization percentage limitations described above, based upon the Company's market capitalization immediately prior to the change in control (and thus may be different than the amounts in the escrow account, which were based on the Company's market capitalization at the time of the potential change in control). If no change in control occurs after a potential change in control or the notice period described above expires, the amounts held in the escrow account will be returned to the Company.

     Upon termination of employment, the executive becomes obligated to provide up to 8 days of consulting services per year to the Company. Messrs. Kostusiak and Lederer will be paid $1,500 and $1,200 per day, respectively, for consulting services.


----------
1 The Company maintains a life insurance policy for each executive. If there is a "potential change in control," the Company must contribute to the escrow account those policies and a cash amount sufficient to fund the executives' retirement benefits.

2 Mr. Lederer may only give such notice or terminate his employment following similar action by Mr. Kostusiak.

     The Company also maintains a longstanding severance policy with respect to its corporate officers, which provides that if a corporate officer is terminated other than for "cause," or the officer terminates employment following certain relocations, reductions in compensation or diminutions in responsibility, the officer will receive continued salary and medical benefits for a non-compete period which is negotiated individually with each officer. The Company has entered into letter agreements with Messrs. Behlke, Gerace and Ryan confirming such policy for non-compete periods of 21, 6 and 19 months, respectively.


     In addition, on July 25, 2000, the Company entered into an employment agreement with Mr. Behlke, under which Mr. Behlke will receive (i) an annual salary of $156,000; (ii) health and other benefits; and (iii) an annual bonus equal (subject to a sales growth modifier) to the higher of: (x) 1.2% of the Company's pretax profit above 4% of the Company's net sales or (y) 2.4% of the increase in pretax profit or reduction in pretax loss of the Company's Asian operations. Mr. Behlke will receive a living allowance of $50 per day while working in Asia, and the Company will reimburse him for certain tax liabilities arising from his work in Asia. If Mr. Behlke's employment is terminated for any reason, or if Mr. Behlke resigns because the Company effectively terminates his employment by diminishing his responsibilities, the Company must pay him: (i) all unpaid salary, benefits and bonus within 15 days; and (ii) any reimbursement for tax liabilities owed to him (described above). Mr. Behlke may not compete with the Company for any period in which he receives payment under the agreement. The agreement terminates on June 30, 2002. A copy of this agreement was filed with the SEC as an exhibit to the Company's quarterly report on Form 10-Q on November 14, 2000.


                              RETIREMENT BENEFITS


     The current Executive Agreements require the Company to pay retirement benefits to each executive for his lifetime and for his spouse's lifetime, if she survives him.


     Assuming each executive retires at the end of the calendar year in which he reaches age 68, his benefits would be as follows: (a) a retirement wage benefit initially equal to 60% of his base salary for the last year of his full time employment, increased each year thereafter by the annual increase in the Consumer Price Index (although the wage benefit for his spouse shall be 75% of that amount after executive's death); (b) continuation of full health insurance or similar benefit for him and his spouse; and (c) continuation of any other benefit programs that provide for continuation pursuant to their terms. The amount of the benefit paid under (c) will be limited to 60% of the maximum annual cost of this benefit in any year prior to retirement, increased annually by the Consumer Price Index.


     Assuming a 5% compounded annual increase in the base compensation, and assuming each executive will retire at age 68, the estimated initial annual benefit that would be payable to Messrs. Kostusiak and Lederer under the pension plan provision in their Executive Agreements would be $277,842 and $233,388 respectively.


     The Executive Agreements further provide that: (a) the Company may terminate payment of retirement benefits if a court determines that the executive has violated the non-competition provisions of his Executive Agreement and (b) the Company must purchase and maintain life insurance sufficient to fund the estimated spousal benefits (any excess policy proceeds to be available, if agreed, to purchase Shares of the Company's Shares held in the executive's estate). Upon a potential change in control, the Company must place these insurance policies in a trust designated for this purpose Thus, if there is a potential change in control, the Company must transfer $2,745,000 and $2,049,000 to an escrow account to fund the retirement payments and benefits for Messrs. Kostusiak and Lederer, respectively. These amounts would be used to fund the ordinary retirement payments and benefits that each executive is entitled to receive (and would have received even if there was no change in control).

                    COMPARISON OF TOTAL SHAREHOLDER RETURN


     The Company's Shares trade on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: DETC. The following graph sets forth the Company's Total Shareholder Return Index as compared to The Total Return Index for the Nasdaq Stock Market (U.S.), the Russell 2000 Index and the Total Return Index for Nasdaq Electronic Components Stocks. The Russell 2000 Index consists of 2000 small market capitalization companies and is widely accepted and used. The Company believes that the Russell 2000 Index represents the Company's market capitalization better than the Total Return Index for Nasdaq Electronic Components Stocks, which includes larger companies. The Company will not include the latter index in future graphs comparing shareholder return.



[GRAPHIC OMITTED]


                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
               AMONG DETECTION SYSTEMS, INC., RUSSELL 2000, NASDAQ
                           AND THE ELECTRONIC INDUSTRY




                                           MAR-95     MAR-96     MAR-97     MAR-98     MAR-99     MAR-00
                                          --------   --------   --------   --------   --------   -------
  Detection Systems                       100        128        344        235        157          191
  Russell 2000                            100        127        131        184        152          204
  Nasdaq Stock Market (U.S.)              100        136        151        229        309          574
  Nasdaq Electronic Components Stocks     100        132        231        265        386         1141


  FOOTNOTE:

(1) Assumes $100 was invested in each entity on March 31, 1995, and that all dividends were reinvested.

                      CERTAIN OTHER IMPORTANT INFORMATION


     Further information regarding the Offer and the Merger is contained in the
Schedule 14D-9 filed by the Company with the SEC on December 20, 2000.


     In connection with the Merger Agreement, Parent and the Company entered into the Stock Option Agreement, pursuant to which, among other things, the Company granted Parent an irrevocable option to purchase, subject to certain conditions, up to 1,138,596 newly issued Shares on a fully diluted basis (including shares issuable upon exercise of such option and all options outstanding under the Company's stock option plans) at a price of $18.00 per share in cash. Such agreement was included as Exhibit 10-b to the Current Report on Form 8-K filed by the Company with the SEC on December 12, 2000 and is incorporated herein by reference.


     Parent also entered into the Voting and Option Agreement with Karl H. Kostusiak, Chairman and Chief Executive Officer of the Company, and David B. Lederer, Executive Vice President of the Company, pursuant to which, among other things, such officers have agreed to validly tender (and not withdraw) all Shares held by them pursuant to the Offer and have granted Parent an option to purchase all such Shares at a price of $18.00 per Share in cash upon the occurrence of certain events. Such agreement was included as Exhibit A to the Amended Schedule 13D filed by Mr. Kostusiak with the SEC on December 13, 2000 and is incorporated herein by reference.


     Parent subsequently assigned all of its rights and obligations under the Stock Option Agreement and the Voting and Option Agreement to Purchaser.


     On January 16, 2001, Mr. Lederer donated 30,000 of such Shares to RACF, pursuant to an agreement between Mr. Lederer, RACF and Purchaser. The agreement provides that RACF will assume all of Mr. Lederer's rights and obligations under the Voting and Option Agreement with respect to such Shares. A copy of this agreement was included as Exhibit A to the Schedule 13D filed by Mr. Lederer with the SEC on January 17, 2001.


     The share ownership of Parent and Purchaser is listed under "Principal Shareholders." To the best of knowledge of the Company, after reasonable inquiry, and based entirely on information provided by Parent and Purchaser:


     1. None of Parent, Purchaser, any of the Designees or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the Designees beneficially owns or has any right to acquire, directly or indirectly, any Shares.


     2. Except as provided herein or in the Merger Agreement, the Stock Option Agreement and the Voting and Option Agreement, or as otherwise described herein, none of Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the Designees, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


     3. Except as set forth herein, none of Parent, the Purchaser nor any of the Designees, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.


     Information in this Information Statement regarding Parent, Purchaser, any of the Designees or their affiliates was provided by Parent or Purchaser, and the Company assumes no responsibility for such information.

                                   SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 DETECTION SYSTEMS, INC.

                                              By: /s/ Frank J. Ryan
                                                  Frank J. Ryan
                                                  Vice President, Secretary and
                                                  Treasurer


Dated: January 17, 2001